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SEC 18006015

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Received
MAR 01 2018
WASH, D.C.

SEC FILE NUMBER
~~8-53565~~ 8-065495

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spoonhill Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

794 Jerusalem Road
(No. and Street)

Cohasset	MA	02025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Mellor 617-367-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

53 State Street, 17th Floor	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Roxane Mellor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spoonhill Asset Management, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

TARA M. SULLIVAN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
September 24, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPOONHILL ASSET MANAGEMENT, INC.

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Spoonhill Asset Management, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Spoonhill Asset Management, Inc. (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2009.

Boston, MA
February 27, 2018

SPOONHILL ASSET MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	243,314
Incentive fees receivable		223,050
Total assets	$	466,364

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	4,167
Stockholder's equity:		
Common stock - no par value; authorized, 1,500 shares; issued and outstanding, 1,000 shares		60,000
Retained earnings		402,197
Total stockholder's equity		462,197
Total liabilities and stockholder's equity	$	466,364

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Spoonhill Asset Management, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Massachusetts corporation.

The Company is engaged in the marketing of hedge fund limited partnerships to institutional and accredited investors in the United States and Europe.

The Company does not carry securities accounts for customers and does not perform custodial functions relating to customer securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

RECEIVABLES

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of the individual receivables. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables. No allowance for doubtful accounts was considered necessary at December 31, 2017 as all receivables are deemed collectible.

EQUIPMENT

The Company records equipment at cost and provides for depreciation on a straight-line basis over the estimated useful lives of the respective assets. Equipment at December 31, 2017 was fully depreciated.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH EQUIVALENTS

The Company considers money market mutual funds and all highly liquid debt instruments with a maturity of three months or less, when purchased, to be cash equivalents.

INCOME TAXES

The Company operates under Subchapter S of the Internal Revenue Code (the "Code"). As a result, the Company is not subject to federal or state income taxes, and the federal and state taxable income of the Company is included in the shareholder's individual federal income tax return. Therefore this financial statement does not include any provisions for federal or state income taxes.

The Company recognizes and measures its unrecognized tax positions by assessing the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. The Company has not identified any uncertain tax positions at December 31, 2017. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress.

The Tax Cuts and Jobs Act (the "Act"), which was enacted on December 22, 2017, made key changes to the U.S. tax law, including the reduction of the U.S. federal corporate tax rate. ASC 740 requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. Since the earnings and losses of the Company are passed through to its shareholder, the Company concluded that there was no impact to the financial statements for the year ended December 31, 2017.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued, and has determined that there were no material subsequent events requiring adjustment to or disclosure in the financial statements.

NOTE 3 - MAJOR CUSTOMERS

As of December 31, 2017, one customer accounted for approximately 92% of the Company's accounts receivable.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $239,147, which was $234,147 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2017 was 0.02 to 1.

NOTE 5 - PROFIT SHARING PLAN

The Company sponsors a profit sharing plan for its eligible employees. Contributions to the plan are made on an elective basis as determined by the Company's principals. The annual contributions to an employee's account may not exceed the dollar limits determined by the Internal Revenue Code. There were no contributions to this plan during the year ended December 31, 2017.

NOTE 6 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include other broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's practice to review, as necessary, the credit standing of each counterparty.

The Company maintains cash deposits with a financial institution, the balances of which from time to time may exceed the amount insured by the Federal Deposit Insurance Corporation.

NOTE 7 – GUARANTEES, CONTINGENCIES AND COMMITMENTS

The Company has made no guarantees, does not have any pending lawsuits or arbitration claims, and has no commitments.